SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------


                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                           LOMBARDIA ACQUISITION CORP.
                           ---------------------------
                            (Name of Subject Company)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   Applied For
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                               James D. Burchetta
         Co-Chairman of the Board, President and Chief Executive Officer
                        707 Westchester Avenue, Suite 213
                          White Plains, New York 10604
                                 (914) 949-5500
                     ---------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                            Spencer G. Feldman, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166
                                 (212) 801-9200

                           LOMBARDIA ACQUISITION CORP.
                        707 Westchester Avenue, Suite 213
                          White Plains, New York 10604

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                 March __, 2003

                                  INTRODUCTION

     The information contained herein is being furnished to stockholders of Lombardia Acquisition Corp. ("Lombardia") pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), and Rule 14f-1 promulgated thereunder in order to effect a change in majority control of Lombardia's Board of Directors other than by a meeting of stockholders.

NO VOTE OR OTHER ACTION BY LOMBARDIA'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

     On February 24, 2003, Charles S. Brofman, James D. Burchetta and Michael S. Harris (collectively, the "Principal Stockholders") purchased 22,500,000 newly-issued shares of common stock, par value $.001 per share, of Lombardia, representing 84.6% of Lombardia's then outstanding shares of common stock. Pursuant to a Stock Purchase Agreement, dated February 20, 2003 and effective as of January 13, 2003, between Lombardia and each of the Principal Stockholders, Lombardia received an aggregate cash payment of $22,500 in consideration for the sale of such shares to the Principal Stockholders.

     As a result of purchasing these shares in Lombardia, control of Lombardia passed from Danilo Cacciamatta, who previously served as Lombardia's sole officer and director and held 309,000 shares of its common stock at that time, representing 61.8% of such shares, to the Principal Stockholders. On February 24, 2003, in accordance with Lombardia's by-laws for filling newly-created board vacancies, Mr. Cacciamatta, the sole existing director, appointed Charles S. Brofman, James D. Burchetta, Michael S. Harris and Lawrence E. Dwyer, Jr. to serve as additional directors of Lombardia, with the appointments of Messrs. Brofman, Harris and Dwyer to take effect only upon compliance by Lombardia with the provisions of Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder.

     In addition, on February 24, 2003, Mr. Burchetta was named Co-Chairman of the Board, President and Chief Executive Officer, Mr. Brofman was named non-executive Co-Chairman of the Board and Mr. Harris was named Executive Vice President and General Counsel. Mr. Cacciamatta, who resigned his position as Chief Executive Officer, remains Lombardia's Chief Financial Officer.

     Following the foregoing management changes, the Lombardia board of directors intends to propose, subject to necessary stockholder approval, changing Lombardia's name and amending Lombardia's Certificate of Incorporation to increase the number of authorized shares of Lombardia common stock from 20,000,000 shares to 50,000,000 shares.

     At March 26, 2003, Lombardia had 20,000,000 shares of common stock outstanding. The common stock is the only class of securities of Lombardia entitled to vote. Each share of common stock is entitled to one vote. Stockholders of Lombardia will have the opportunity to vote with respect to the election of directors at the next annual meeting of Lombardia's stockholders.

                               VOTING CONTROL AND
                             MANAGEMENT OF LOMBARDIA

     The following table sets forth the positions and offices presently held with Lombardia for each Director and Director Nominee, and each executive officer or proposed executive officer, such person's age as of March 26, 2003, and the number of shares of common stock beneficially owned by each such individual, assuming the amendment of Lombardia's certificate of incorporation increasing its authorized share capital. The number of shares of common stock listed as beneficially owned in the table below includes shares owned by any person who is known by Lombardia to beneficially own five percent or more of the common stock of Lombardia. Except as otherwise set forth below, the address of each of the persons listed below is c/o Lombardia Acquisition Corp., 707 Westchester Avenue, Suite 213, White Plains, New York 10604.


                                                                                           Shares of Common Stock
                                                                                             Beneficially Owned
                                                                                       ------------------------------
                                     Positions held with                                 Number of
Name                        Age      Lombardia                       Director Since      Shares            % of Class
----                        ---      ---------------------------     --------------    ---------------   --------------

James D. Burchetta          53       Co-Chairman of the Board,       Feb. 2003           10,000,000      37.6%
                                     President and Chief
                                     Executive Officer

Charles S. Brofman          46       Co-Chairman of the Board        (1)                 10,000,000      37.6%
                                     (Director Nominee)

Michael S. Harris           53       Executive Vice President,       (1)                 2,500,000       9.4%
                                     General Counsel, Secretary
                                     and Director Nominee

Danilo Cacciamatta          57       Executive Vice President,       April 1997          1,309,000       4.9%
                                     Chief Financial Officer,
                                     Treasurer and Director

Lawrence E. Dwyer, Jr.      59       Director Nominee                (1)                 1,000,000       3.8%



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



All directors, nominees     --       --                              --                  24,809,000      93.3%
and executive officers as
a group (5 persons)


---------------
(1) The election of Messrs. Brofman, Harris and Dwyer as directors will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act and Rule 14f-1 promulgated thereunder.

     James D. Burchetta was appointed Co-Chairman of the Board, President and Chief Executive Officer of Lombardia as of January 13, 2003. Mr. Burchetta was the co-founder of Cybersettle, Inc., the first company to settle insurance claims over the Internet, and served as its Chairman of the Board and Co-Chief Executive Officer from 1997 to August 2000 and as its Vice Chairman from August 2000 to February 2002. Prior to founding Cybersettle, Mr. Burchetta was a Senior Partner in the New York law firm of Burchetta, Brofman, Collins & Hanley, LLP, where he practiced insurance and corporate finance law. Mr. Burchetta received a J.D. degree from Fordham University Law School in 1973 and is a member of the New York State Bar. Mr. Burchetta has extensive experience and is a frequent speaker at venture capital conferences in the area of e-commerce.

     Charles S. Brofman was appointed non-executive Co-Chairman of the Board of Lombardia as of January 13, 2003. Mr. Brofman was the co-founder of Cybersettle, and has served as a director and its President and Co-Chief Executive Officer since 1997, becoming its Chief Executive Officer in August 2000. Prior to founding Cybersettle, Mr. Brofman was a Senior Partner in the New York law firm of Burchetta, Brofman, Collins & Hanley, LLP and, prior to that, was an Assistant District Attorney in New York. Mr. Brofman received a J.D. degree from Fordham University Law School in 1981 and is a member of the New York State Bar.

     Michael S. Harris was appointed Executive Vice President, General Counsel and Secretary of Lombardia as of January 13, 2003. Mr. Harris was, until May 2002, the Senior Vice President, General Counsel and Corporate Secretary of The Thomson Corporation, a $7.8 billion publicly-held international information company, where he has held executive-level positions since 1989. At Thomson, Mr. Harris was responsible for negotiating and completing hundreds of tactical and strategic acquisitions in the information and publishing industries, including West Publishing, Harcourt General and Primark. Mr. Harris began his legal career at Skadden, Arps, Slate, Meagher & Flom in New York. Mr. Harris received a B.A. degree from New York University with honors and a J.D. degree from St. John's University School of Law in 1974, and is a member of the New York State Bar.

     Danilo Cacciamatta co-founded Lombardia in April 1997. Mr. Cacciamatta was appointed Executive Vice President, Chief Financial Officer and Treasurer of Lombardia as of January 13, 2003. He previously served as Lombardia's Chairman of the Board and Chief Executive Officer from April 1997 to December 2002. Mr. Cacciamatta has been the Chief Executive Officer of Cacciamatta Accounting Corp., certified public accountants, since June 1996, and is licensed as a certified public accountant in the State of California. Mr. Cacciamatta was an audit partner at KPMG Peat Marwick LLP from 1980 to 1988. Mr. Cacciamatta also currently serves as Chairman of the Board, Chief Executive Officer and Chief Financial Officer of Cork Acquisition Corp., a publicly-held company, and as a director of California First National Bancorp. Mr. Cacciamatta received a B.A. degree from Pomona College and an M.B.A. degree from the University of California.


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


     Lawrence E. Dwyer, Jr. was appointed a director nominee of Lombardia in February 2003. Mr. Dwyer has been the President of The Westchester County Association Inc. since 1994, and is active in local, state and national politics. The Westchester County Association is a member of the Business Council of New York State and its membership includes many Fortune 500 companies. Mr. Dwyer also presently serves on two regional task forces for New York Governor George Pataki. Mr. Dwyer has been the Chairman of the Westchester, Nassau & Suffolk Municipal Officials Association, New York State Ethics Advisory Board and presently serves on the Board of Directors of the Lubin School of Business at Pace University, The Westchester Land Trust, Westchester Business Accelerator, Transportation Management Organization, The Lyndhurst Council, The Westchester Housing Fund and Westchester Community College Foundation. Mr. Dwyer received a Master's degree in education and a Master's of Arts degree in Administration from Teachers College, Columbia University.

MEETINGS OF THE BOARD OF DIRECTORS

     The Board of Directors held one meeting during the year ended December 31, 2002.

COMPENSATION OF DIRECTORS

     The directors of Lombardia are not currently compensated for their services as directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     Lombardia currently does not have standing audit, nominating or compensation committees. Lombardia intends, however, to establish an audit committee and a compensation committee of its board of directors as soon as practicable. Lombardia envisions that the audit committee will be primarily responsible for reviewing the services performed by Lombardia's independent auditors, evaluating Lombardia's accounting policies and its system of internal controls. The compensation committee will be primarily responsible for reviewing and approving Lombardia's salary and benefits policies (including stock options), including compensation of executive officers.

INDEBTEDNESS OF MANAGEMENT

     No director, director nominee, executive officer or any member of such individuals' immediate families or any corporation or organization with whom any such person is an affiliate is or has been indebted to Lombardia since the beginning of Lombardia's last fiscal year.

LEGAL PROCEEDINGS

     As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of Lombardia is a party adverse to Lombardia.

FAMILY RELATIONSHIPS

     There are no family relationships among Lombardia's directors or officers.


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


              EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

CASH COMPENSATION

     Lombardia paid no cash compensation to its executive officers during the years ended December 31, 2002, 2001 or 2000.

EMPLOYMENT AND CONSULTING AGREEMENTS

     Each of James D. Burchetta and Michael S. Harris has entered into an employment agreement with Lombardia for a five-year term commencing as of January 13, 2003. Pursuant to the employment agreements, Messrs. Burchetta and Harris have agreed to devote their time to the business of Lombardia as its Co-Chairman of the Board, President and Chief Executive Officer and its Executive Vice President, General Counsel and Secretary, respectively. The employment agreements provide that Messrs. Burchetta and Harris are each entitled to receive a minimum base salary of $240,000, and an increase in such annual base salary to $450,000 starting January 1, 2004 and to $600,000 starting January 1, 2005, subject to cost-of-living increases and to Lombardia meeting specified financial and performance milestones. The employment agreements provide for termination by Lombardia upon death or disability (as defined) or for Cause (as defined), and for termination by Messrs. Burchetta and Harris if Lombardia materially breaches the agreement and fails to cure following notice, or if it assigns them duties that are materially inconsistent with their respective status or that materially diminishes their respective duties. Messrs. Burchetta and Harris can also terminate their employment agreements in order to simultaneously enter into consulting agreements with Lombardia on substantially similar terms as the consulting agreement between Lombardia and Charles S. Brofman. Upon a Change of Control (as defined), Messrs. Brofman and Harris will be entitled to receive an amount equal to a specified percentage of the consideration paid pursuant to the Change of Control transaction.

     The employment agreements contain covenants (1) restricting the executive from engaging in any activities competitive with the business of Lombardia during the term of the agreement and for a period of six months thereafter, and from soliciting Lombardia's employees, customers and prospective customers for a period of six months after the termination of the agreement, (2) prohibiting the executive from disclosing confidential information regarding Lombardia and (3) requiring that all intellectual property developed by the executive and relating to the business of Lombardia constitutes the sole and exclusive property of Lombardia.

     Charles S. Brofman has entered into a consulting agreement with Lombardia under which he will serve as Lombardia's non-executive Co-Chairman of the Board. The terms of Mr. Brofman's consulting agreement are substantially identical to the terms of the employment agreements described above.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Pursuant to Section 16 of the Securities Exchange Act, Lombardia's directors and executive officers and beneficial owners of more than 10% of the shares of common stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the shares of common stock. Based solely on a review of such reports provided to Lombardia and written representations from such persons regarding the necessity to file such reports, Lombardia is not aware of any failures to file reports or report transactions in a timely manner during our fiscal year ended December 31, 2002, except that Danilo Cacciamatta filed certain of these reports late.

                        ADDITIONAL AVAILABLE INFORMATION

     Lombardia is subject to the information and reporting requirements of the Securities Exchange Act and, in accordance with that act, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at "www.sec.gov."


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